Filed by NRG Energy, Inc.

Commission File No. 001-15891

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended

Subject Company:

GenOn Energy, Inc.

Commission File No. 001-16455

1 August 24, 2012 Below, please find answers to recent employee questions about the combination of NRG and GenOn. For answers to questions that have already been addressed, please review our previous employee Q&A documents on our NRG-GenOn transaction site here on the Insider. Have a new question about the NRG-GenOn combination? Email nrgcommunications@nrgenergy.com and it will be answered in a future edition of Integration News. Integration News August 24, 2012 INtegratIoN aNd closINg We announced that we are aiming to close the transaction by the first quarter of 2013. How is our progress coming so far? We have made all required filings with state and federal agencies and have filed our S-4 Registration Statement with the SEC. We are on track and even slightly ahead of our initial plan and are so far progressing smoothly in the regulatory review process. Regulatory reviews and approval by shareholders of both companies will dictate when the transaction closes. It is always possible that these reviews and approvals could be secured sooner than originally contemplated, but at this point we believe the best estimated date of close is still by the first quarter of 2013. What is the filing that NRG recently submitted to the U.S. Securities and Exchange Commission (SEC)? NRG recently filed a preliminary S-4 Registration Statement with the SEC to register, under federal securities laws, the shares of NRG common stock that will be issued to GenOn shareholders in the merger. The registration statement also contains a preliminary joint proxy statement by NRG and GenOn with important information regarding the proposed transaction that we a oNe-stop shop for all traNsactIoN updates As information about the transaction increases and new decisions are cascaded through the organization, the NRG-GenOn Transaction Resource Page on the Insider is becoming an increasingly important resource to keep track of the latest news and past updates. The transaction page includes links to several Q&A documents so you can get quick answers on the most frequently asked questions. It also includes a quick link to send any new question to NRG Communications as part of our commitment to frequent and open communication with employees. Memos and letters are posted here so that you can easily access information provided directly from senior executives regarding staffing decisions and other topics related to the transaction. If you need to provide information about the combination to external stakeholder groups like customers or business partners, the resource page also provides access to publicly disclosed materials like transaction fact sheets, investor presentations and news releases related to the transaction. The NRG-GenOn Transaction Resource Page is a one-stop shop to keep you up-to-date on all the latest updates, and we welcome your suggestions on what else would be helpful to provide on the page through email to nrgcommunications@ nrgenergy.com. urge shareholders of both companies to read before their respective special meetings of shareholders. At these special meetings, NRG shareholders will be asked to vote on the issuance of NRG common stock in the merger and on a proposed amendment to NRG’s certificate of incorporation, and GenOn shareholders will be asked to vote on the adoption of the merger agreement. Approvals of these proposals by shareholders of NRG or GenOn are conditions to the completion of the proposed transaction. Once the registration statement is declared effective by the SEC, the joint proxy statement contained in the registration statement will be mailed to shareholders of NRG and GenOn with other proxy materials prior to their respective special meetings. What will the integration planning teams do to prepare for closing? There will be an integration planning team for each functional area, jointly led by an NRG and a GenOn employee closest to that area. Each team will identify tasks that require completion to support Day 1 operations of the combined company as well as tasks necessary for integration, but not required for Day 1 operation. Weekly progress from each team will be provided to the Integration Steering Committee. Filed by NRG Energy, Inc.Commission File No. 001-15891 Pursuant to Rule 425 of the Securities Act of 1933, as amended, anddeemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended Subject Company:GenOn Energy, Inc.Commission File No. 001-16455

2 august 24, 2012 eNsurINg Yourself opportuNItIes through the Quad career profIle With managers using all available information on employees to determine the right teams for the combined company moving forward, now is the time for NRG employees to update your career profiles on the Quad—NRG’s training, talent management and internal social networking platform. When managers are evaluating employees for their departments, NRG HR will provide them with printed copies of the Quad career profiles of NRG employees that are under consideration to be a part of those teams moving forward. Even if you previously filled in your career profile on the Quad, a “Current Position Responsibilities” section was just recently added to the career profile tool. This new section, in particular, and a fully detailed career profile provide an avenue to make sure your manager and HR are aware of all of your skills and previous experiences. Integration News staffINg With the upcoming merger, is NRG looking to offer any type of retirement package options to help offset the loss of 500 positions? We are not planning to make any changes to our retirement plans, and at this time we are not contemplating any special retirement package options. Will relocation benefits be provided if I am offered a job that requires me to move? Employees who are offered relocation benefits as part of a job offer will receive details about the applicable relocation package at that time. Questions may be answered both by Human Resources and the relocation vendor, if needed at the time of offer consideration. If I am offered a job that requires relocation, will I be told what my compensation will be before I have to accept the job? Yes, that will be part of the offer process. If a GenOn employee was named head of my department, does that mean more GenOn employees will be selected for the department for the company moving forward? Conversely, if an NRG employee was named head of my department, does that mean NRG employees are “safe?” The NRG-GenOn steering committee and integration planning team are committed to ensuring that all managers follow a process to fairly evaluate all employees of both NRG and GenOn who could be the best fit for a position on their team. Employees of NRG and GenOn can help ensure they are evaluated fairly by making sure their prospective manager and respective Human Resources departments are aware of their skills, interests and past experiences. Will employees need to apply/bid for their own jobs during the process to determine the best organizational structure and talent needed in the new combined company? Employees will not need to formally apply or “bid” for their own position, but may be involved in an assessment and interview process as leaders select the person who is the best fit for the job based on skills, background, knowledge, work experience, performance and location. This review is being conducted across both organizations. If employees are not selected to continue in their current positions once the companies combine, how do they apply for open roles that may be of interest? Employees will have the opportunity to apply for open positions. Job postings are shared between both companies and are available internally through the Insider for NRG employees and via a web link provided by GenOn Human Resources for GenOn employees. All applicants who meet the minimum qualifications for a position will receive communication from NRG Human Resources regarding next steps in the recruiting process. Our first priority will be to internal candidates before opening up searches to external candidates.

3 august 24, 2012 Does NRG still plan to move forward with the Old Bridge project or will the Company consider moving this project to GenOn’s Sayreville site four miles north? We have received questions regarding various development projects in our different regions. Until the merger closes, NRG and GenOn remain two separate companies, and we are not able to discuss our development strategies. Presently GenOn has a few different versions of what’s known as “outage management.” What is the NRG strategy for outage management? One of the most critical aspects of maintaining consistent top performance in our industry is planning and coordinating plant outages across our regions. During these planned outages, we perform important maintenance, such as inspection and repairs to boilers, turbines and other major equipment—all to ensure reliable and efficient operations of a power plant. NRG’s outage management is run out of our Houston office and steered by our Plant Operations Group. Regarding our exact strategy for outage management after our planned merger—that is something that will be developed in the coming months as we work through the transition and integration. forWard-looKINg stateMeNts In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction. Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with expected schedule, the ability to obtain stockholder, antitrust, regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness. Additional information concerning other risk factors is contained in NRG’s and GenOn’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Many of these risks, uncertainties and assumptions are beyond NRG’s or GenOn’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and NRG does not undertake any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, GenOn, the proposed transaction, the combined company or other matters and attributable to NRG or GenOn or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Additional Information and Where to find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NRG and GenOn will be submitted to the respective stockholders of NRG and GenOn for their consideration. NRG will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of NRG and GenOn that also constitutes a prospectus of NRG. NRG and GenOn will mail the joint proxy statement/prospectus to their respective stockholders. NRG and GenOn also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which NRG or GenOn may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GENON AND NRG ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. NRG and GenOn make available free of charge at www.nrgenergy.com and www.genon.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. Participants in The Merger Solicitation NRG, GenOn, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GenOn and NRG in connection with the proposed transaction. Information about the directors and executive officers of NRG is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 12, 2012. Information about the directors and executive officers of GenOn is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 30, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.